SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2012

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

At an extraordinary general meeting of shareholders of Korea Electric Power Corporation (“KEPCO”) held on December 17, 2012, the shareholders of KEPCO approved the election of Mr. Cho, Hwan Eik as President, Chief Executive Officer and Standing Director of KEPCO.

Mr. Cho, In-Kook, who served as interim President and Chief Executive Officer of KEPCO, will return to his prior position as Executive Vice President of Domestic Operations and Standing Director of KEPCO.

Biographic details of Mr. Cho, Hwan Eik are set forth below:

•	Date of Birth: February 27, 1950

•	Previous Position

•	President, Korea Trade-Investment Promotion Agency

•	CEO, Korea Export Insurance Corporation

•	Vice Minister, Ministry of Commerce, Industry and Energy

•	Current Position: Chair-professor of Hanyang University, Ansan Campus

•	Education: Hanyang University, Ph.D. in business administration

•	Nationality: Republic of Korea

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Korea Electric Power Corporation

By:	/s/ Kim, Jung In
Name:	Kim, Jung In
Title:	Vice President

Date: December 17, 2012